Exhibit 2.1

Execution Version

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is entered into as of this 28th day of December, 2015, by and between MANITEX INTERNATIONAL, INC., a Michigan corporation (“Manitex”), and UTILITY ONE SOURCE FORESTRY EQUIPMENT LLC, a Delaware limited liability company (“Buyer”).

RECITALS

A. Manitex is the owner of 100% of the membership interests (the “Units”) of the Company (as defined below);

B. Buyer desires to purchase from Manitex, and Manitex desires to sell to Buyer, all of the Units held by Manitex as of the Closing Date on the following terms and conditions; and

C. In order to effectuate the foregoing, on December 23, 2015, Manitex converted Manitex Load King, Inc., a Michigan corporation, into Load King, LLC, a Michigan limited liability company (the “Company”) in accordance with the Michigan Compiled Laws, as amended from time to time (the “Conversion”).

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Without limiting the effect of any other terms defined in the text of this Agreement, the following words shall have the meaning given them in this Article I:

1.1 “409A Plan” has the meaning set forth in Section 3.22(e).

1.2 “ADA” has the meaning set forth in Section 3.21(e).

1.3 “Affiliate” with respect to any specified Person, means any Person, which is controlling, controlled by, or under common control, directly or indirectly, with such specified Person, and, if the Person referred to is a natural Person, any member of such Person’s immediate family. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

1.4 “Agreement” means this Agreement as executed on the date hereof and as amended or supplemented in accordance with the terms hereof, including all Disclosure Schedules hereto.

1.5 “Balance Sheet” has the meaning set forth in Section 1.32.

1.6 “Base Purchase Price” has the meaning set forth in Section 2.2.

1.7 “Benefit Plan(s)” has the meaning set forth in Section 3.22(a).

1.8 “Business” means the business of designing, manufacturing and selling build-to-order specialized, highly engineered low-bed, heavy-haul, bottom-dump, and platform trailers and hauling systems.

1.9 “Business Day” means any day which is not a Saturday, Sunday or a legal holiday in the state of Illinois.

1.10 “Buyer” has the meaning set forth in the Preamble.

1.11 “Buyer Benefit Plans” has the meaning set forth in Section 5.9(b).

1.12 “Buyer Indemnified Persons” has the meaning set forth in Section 7.1.

1.13 “Buyer Notice” has the meaning set forth in Section 5.8(f).

1.14 “Closing” has the meaning set forth in Section 2.3.

1.15 “Closing Date” has the meaning set forth in Section 2.3.

1.16 “Closing Date Indebtedness Amount” means the amount required to fully repay the Indebtedness of the Company as of December 29, 2015, which amount is set forth on Disclosure Schedule 1.16.

1.17 “Code” means the United States Internal Revenue Code of 1986, as amended.

1.18 “Company” has the meaning set forth in the Recitals.

1.19 “Company Employee” has the meaning set forth in Section 3.21(f).

1.20 “Confidentiality Agreement” means the confidentiality agreement, dated as of October 20, 2015, by and between Manitex and Buyer.

1.21 “Continuing Employee” has the meaning set forth in Section 5.9(a).

1.22 “Contract” means any oral or written contract, agreement, lease, license, sales and purchase order, indenture, mortgage, deed of trust, evidence of indebtedness, binding commitment or instrument to which the Company is a party or by which the Company is bound.

1.23 “Conversion” has the meaning set forth in the Recitals.

1.24 “Disclosure Schedules” means the disclosure schedules dated the date hereof regarding this Agreement that have been provided by Manitex to Buyer.

1.25 “Effective Time” means the effective time of the Closing, which shall be deemed to be as of 11:59 p.m. CST on the Closing Date.

1.26 “Encumbrances” means mortgages, liens, licenses, pledges, charges, claims, security interests, options, rights of first refusal, easements, restrictive covenants or other encumbrances.

1.27 “Environmental Law” means any or all Laws and common law relating to noise and the protection of the environment, including without limitation, indoor and outdoor air, surface water, waste water, drinking water, storm water, wetlands, groundwater or land, and/or governing the handling, use, generation, treatment, storage or disposal of Hazardous Materials, including without limitation: (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), 42 U.S.C. §9601 et seq.; (b) the Toxic Substances Control Act, 15 U.S.C. §2601 et seq.; (c) the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq.; (d) the Federal Solid Waste Disposal Act, 42 U.S.C. 6901 et seq.; (e) the Federal Clean Air Act, 42 U.S.C. §7401 et seq., (f) Safe Drinking Water Act, 42 U.S.C. § 300f et seq., (g) the Federal Insecticide, Fungicide, Rodenticide Act, 7 U.S.C. § 121 et seq., and (h) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11004 et seq., together with all rules, regulations and orders issued thereunder or any state or provincial equivalents thereto, and each as any of the same may have been amended up to the date hereof.

1.28 “Environmental Permit” means any permits, licenses, franchises, certificates, approvals, consents or other authorizations of any Governmental Entity by or pursuant to any Environmental Law in effect on the date hereof, or, with respect to prior time periods, as in effect during the applicable prior period.

1.29 “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

1.30 “ERISA Affiliate” means any Person treated as a single employer with the Company or Manitex pursuant to Section 414 of the Code.

1.31 “Fair Labor Standards Act” has the meaning set forth in Section 3.21(e).

1.32 “Financial Statements” means the balance sheet of the Company as of November 30, 2015 (the “Balance Sheet”), and the balance sheets of the Company and related statements of profit and loss for the twelve (12)-month periods ended December 31, 2012, 2013 and 2014.

1.33 “Fundamental Representation” has the meaning set forth in Section 7.5.

1.34 “GAAP” means U.S. generally accepted accounting principles.

1.35 “Governmental Entity” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department, agency or political subdivision thereof or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

1.36 “Hazardous Materials” means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable Environmental Laws as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, or reproductive toxicity, (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any radioactive materials, (d) toxic mold or fungus of any kind or species and (e) asbestos in any form, polychlorinated biphenyls or electrical equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls.

1.37 “Income Taxes” means (i) all Taxes based upon, measured by, or calculated with respect to net or overall gross income or receipts (including, but not limited to, any capital gains Taxes, alternative minimum Taxes, branch profits Taxes and any Taxes on items of tax preference) and (ii) franchise, capital, occupation and similar “doing business” Taxes (but not including sales, use, good and services or similar Taxes).

1.38 “Indebtedness” means the principal amount of all indebtedness for borrowed money of the Company, including all outstanding amounts under (A) notes, bonds, debentures, mortgages and similar instruments, (B) capitalized leases, (C) obligations under conditional sale or other title retention agreements, (D) deferred purchase price for property or services (including all “earnout” and similar obligations but excluding accounts payable incurred in the Ordinary Course), (E) guarantees of indebtedness of any other Person, and (F) obligations, contingent or otherwise, as an account party in respect of letters of credit and letters of guaranty.

1.39 “Indemnification Deductible” has the meaning set forth in Section 7.6(a).

1.40 “Indemnifying Party” has the meaning set forth in Section 7.3.

1.41 “Injured Party” has the meaning set forth in Section 7.3.

1.42 “Intellectual Property” means any and all of the following, whether or not registered, and all rights therein, arising in any jurisdiction throughout the world: (a) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights, including all applications and registrations related to the foregoing; (c) trade secrets and confidential know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights, interests and protections.

1.43 “International Trade Laws and Regulations” has the meaning set forth in Section 3.27(b).

1.44 “Inventory” has the meaning set forth in Section 3.10(a)

1.45 “IRS” means the United States Internal Revenue Service.

1.46 “Labor Agreement” has the meaning set forth in Section 5.9(b).

1.47 “Law” means any federal, state or local, domestic or foreign, statute, law, ordinance, decree, order, injunction, rule, directive, or regulation of any Governmental Entity or quasi-Governmental Entity, and includes rules and regulations of any regulatory or self-regulatory authority compliance with which is required by Law.

1.48 “Leased Personal Property” has the meaning set forth in Section 3.14(a).

1.49 “Legal Proceedings” means any audit, action, claim, lawsuit, governmental, judicial, administrative or adversarial or other proceedings (public or private), litigation, arbitration and mediation, and any hearing, investigation, probe or inquiry by any Governmental Entity or other Person.

1.50 “Liabilities” means all liabilities, claims, obligations, expenses or damages, whether known or unknown, asserted or unasserted, contingent or absolute, named or unnamed, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, disputed or undisputed, due or to become due, legal or equitable, determined or indeterminable, or liquidated or unliquidated.

1.51 “Loss” or “Losses” means each and all of the following items: losses, Liabilities, damages, judgments, fines, costs, penalties, amounts paid in settlement and reasonable out-of-pocket costs and expenses incurred in connection therewith (including, without limitation, costs and expenses of suits and Legal Proceedings, and reasonable fees and disbursements of counsel), but net of any insurance proceeds actually received by the Injured Party with respect to such Losses.

1.52 “Manitex” has the meaning set forth in the Preamble.

1.53 “Manitex Indemnified Persons” has the meaning set forth in Section 7.2.

1.54 “Manitex’s Knowledge” shall mean the actual and conscious (and not constructive) knowledge of the following individuals: Jim Peterson and Misty Jones.

1.55 “Material Adverse Effect” means any fact, event, change, circumstance or effect, individually or together with other facts, events, changes, circumstances or effects, that has or could reasonably be expected to have a material adverse effect on (i) the condition (financial or otherwise), business, assets, results of operations or prospects of the Company or the Business, taken as a whole, or (ii) Manitex’s or the Company’s ability to consummate the transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not include any fact, event, change, circumstance or effect, directly or indirectly, arising out of or attributable to: (1) general economic or political conditions; (2) conditions generally affecting the industries in which the Business operates; (3) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (4) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (5) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (6) any changes in Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (7) the announcement, pendency or completion of the transactions contemplated by this Agreement (so long as any such fact, event, change, circumstance or effect related to such announcement, pendency or completion of the transactions does not also constitute a breach of any of the representations, warranties or covenants contained in this Agreement); or (8) any natural or man-made disaster or acts of God; provided, however, that in the case of (1) and (2) above, such facts, events, changes, circumstances or effects do not disproportionately affect the Company or the Business as compared to other companies or businesses operating in industries in which the Company operates.

1.56 “Material Contracts” has the meaning set forth in Section 3.15(a).

1.57 “Notice of Claim” has the meaning set forth in Section 7.3.

1.58 “Ordinary Course” means, with respect to the Company, the ordinary course of commercial operations customarily engaged in by the Company consistent with past practices.

1.59 “Party” means any of Manitex or Buyer, and “Parties” means all of them.

1.60 “Permitted Encumbrances” means, collectively, (a) liens relating to Taxes, fees, levies, duties or other governmental charges of any kind that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves are established in accordance with GAAP, (b) liens for mechanics, materialmen, warehousemen’s, laborers, employees, suppliers or similar liens arising by operation of law, (c) licenses granted in the Ordinary Course in connection with the sale or license of goods and services by the Company that are not, individually or in the aggregate, material; (d) liens on goods in transit to the Company incurred pursuant to documentary letters of credit in the Ordinary Course; and (e) Encumbrances identified on Disclosure Schedule 1.60.

1.61 “Person” shall mean any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, trust, incorporated organization or Governmental Entity or any agency or political subdivision thereof or any other entity.

1.62 “Post-Closing Periods” means all taxable periods commencing after the Closing Date and the portion of any Straddle Period commencing after the Closing Date.

1.63 “Pre-Closing Periods” means all taxable periods ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

1.64 “Proceeding” has the meaning set forth in Section 5.8(f).

1.65 “Proceeding Notice” has the meaning set forth in Section 5.8(f).

1.66 “Purchase Price” has the meaning set forth in Section 2.2.

1.67 “Qualified Plans” has the meaning set forth in Section 3.22(c).

1.68 “Real Property” has the meanings set forth in Section 3.14(a).

1.69 “Records” has the meaning set forth in Section 5.2.

1.70 “Related Parties” has the meaning set forth in Section 3.24.

1.71 “Release” means any spilling, leaking, emitting, discharging, depositing, pumping, pouring, emptying, injecting, escaping, leaching, seeping, migrating, dumping or disposing of any Hazardous Material (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Materials) into the indoor or outdoor environment, including ambient air, soil, surface water, drinking water or ground water.

1.72 “Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, counsel, financial advisors, auditors, agents and other authorized representatives.

1.73 “Seller Taxes” means (i) all Income Taxes owed by Manitex for any taxable period; (ii) all Taxes of the Company for any Pre-Closing Period; (iii) all Taxes of Manitex or any other Person (other than the Company) for which the Company may be liable by reason of being a member of a consolidated, combined, unitary or affiliated group that includes Manitex or such other Person prior to the Closing, by reason of entering into a Tax sharing, Tax indemnity or similar agreement (other than this Agreement) with Manitex or such other Person prior to the Closing or by reason of transferee or successor liability arising in respect of a transaction undertaken prior to the Closing but only to the extent the income from such transaction inured to the benefit of Manitex; (iv) any Taxes allocable to Manitex under Section 5.8(a); and (v) any costs, expenses, losses or damages, including reasonable expenses of investigation and attorneys’ and accountants’ fees and expenses, arising out of or incident to the determination, assessment or collection of the foregoing Taxes.

1.74 “Straddle Period” means any taxable period that begins on or prior to and ends after the Closing Date.

1.75 “Tax” or “Taxes” means (i) all United States federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges, including, but not limited to, all corporate franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture and other taxes, (ii) all interest, penalties and additions imposed with respect to such amounts described in clause (i) and (ii) any liability in respect of any items described in clause (i) and (ii) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation 1.1502-8(a) or any analogous or similar provision of Law (or any predecessor or successor thereof) or otherwise. Any one of the foregoing Taxes shall be referred to sometimes as a “Tax.”

1.76 “Tax Authority” means any domestic, foreign, federal, national, state, county or municipal or other local Governmental Entity, any subdivision, agency, commission or authority thereof, or any quasi-Governmental Entity exercising tax regulatory authority.

1.77 “Tax Returns” means all returns, reports, estimates, declarations, information returns or statements required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment or supplement thereof.

1.78 “Third Party” has the meaning set forth in Section 7.4.

1.79 “Third Party Claim” has the meaning set forth in Section 7.4.

1.80 “Top Customers” has the meaning set forth in Section 3.23.

1.81 “Top Suppliers” has the meaning set forth in Section 3.23.

1.82 “Transition Services Agreement” means the Transition Services Agreement to be executed by Manitex, Buyer and the Company at Closing substantially in the form attached hereto as Exhibit A.

1.83 “Units” has the meaning set forth in the Recitals.

1.84 “WARN Act” has the meaning set forth in Section 5.9(e).

ARTICLE II

PURCHASE AND SALE OF THE UNITS

2.1 Purchase and Sale of Units. Pursuant to the terms and conditions of this Agreement, at the Closing, Manitex hereby sells, assigns, transfers and conveys to Buyer, and Buyer purchases, acquires and accepts from Manitex, all of Manitex’s right, title and interest in and to the Units, free and clear of all Encumbrances.

2.2 Consideration. The consideration that Buyer shall pay Manitex for the Units shall be Six Million Five Hundred Twenty Five Thousand Dollars ($6,525,000) (the “Base Purchase Price”) minus the Closing Date Indebtedness Amount, payable in cash (the “Purchase Price”).

2.3 Closing. The closing (the “Closing”) of the purchase and sale of the Units shall take place at 9:00 a.m. on the date of this Agreement (the “Closing Date”) at the offices of Bryan Cave LLP in Chicago, Illinois, or at such other place as Manitex and Buyer may mutually agree. At Closing, Manitex shall deliver or cause to be delivered to Buyer the documents and other items identified in Section 6.1, and Buyer shall deliver to Manitex (a) by wire transfer of immediately available funds, the Purchase Price and (b) the documents and other items identified in Section 6.2. The Parties intend that the pre-Closing and Closing shall be effected, to the extent practicable, by conference call, the electronic delivery of documents and the prior physical exchange of certificates and certain other documents and instruments to be held in escrow by outside counsel to the recipient Party pending authorization by the delivering Party (or their outside counsel) of their release at Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MANITEX

Manitex hereby makes the following representations and warranties, each of which is true and correct on the date hereof and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein.

3.1 Existence; Power; Authorization; Conversion.

(a) Manitex has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The Company has all necessary company power and authority to carry on the Business as such business is now being conducted.

(b) The Company is duly organized, validly existing and in good standing under the laws of the State of Michigan. The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualifications are necessary.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary company action on the part of Manitex.

(d) No material permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Entity or regulatory authority is required in connection with the execution, delivery or performance of this Agreement by Manitex or the consummation by Manitex of the transactions contemplated hereby, except as otherwise provided for herein. The transactions contemplated hereby will not: (x) result in the creation or imposition of any Encumbrance against the property or assets of the Company; or (y) violate any order, ruling, writ, judgment, or decree of any Governmental Entity applicable to the Company.

(e) The Conversion was accomplished and effectuated in accordance with applicable Law and Manitex has taken all actions reasonably necessary to consummate the Conversion. The completion of the Conversion did not conflict with or result in a breach of any of the terms, conditions or provisions of the Company’s organizational documents, or violate in any material respect any applicable Law of any Governmental Entity or of any arbitration award to which the Company is a party or by which the Company is bound.

3.2 Conflicts Under Governing Documents or Laws. Neither the execution and delivery of this Agreement by Manitex, nor the consummation by Manitex of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of the Company’s certificate or articles of organization or operating agreement, or violate in any material respect any applicable Law of any Governmental Entity or of any arbitration award to which the Company is a party or by which the Company is bound.

3.3 Governing Documents. True and complete copies of the certificate or articles of organization, the operating agreement and corporate minute books and records of the Company have been made available to Buyer.

3.4 Capitalization. The outstanding Units of the Company consist of 100% of the membership interests. All outstanding Units have been duly authorized and are validly issued, fully paid and nonassessable. There are no outstanding options, warrants, agreements or other rights of any kind that provide for the sale or issuance by the Company of additional shares of capital stock or other securities, or of any securities convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock or other securities of the Company. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements that may affect the voting or transfer of shares of the Units.

3.5 Equity Ownership; Subsidiaries.

(a) Manitex is the sole record and beneficial holder of all issued and outstanding Units. Manitex owns the Units free and clear of all Encumbrances.

(b) The Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person, and the Company is not a member of or participant in any partnership, joint venture or similar Person. There are no contractual obligations of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

3.6 Valid and Enforceable Agreement. This Agreement has been duly executed and delivered by Manitex and constitutes a legal, valid and binding obligation of Manitex, enforceable against Manitex in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

3.7 Financial Statements. Attached as Disclosure Schedule 3.7(a) are true and complete copies of the Financial Statements. The Financial Statements present fairly, in all material respects, the financial position of the Company as of the dates thereof and the results of operations and cash flows of the Company for the periods covered by said statements. The Financial Statements were derived from the books and records of the Company. Since December 31, 2011, there has been no material change in any of the accounting (and tax accounting) policies, practices or procedures of the Company.

3.8 Undisclosed Liabilities. The Company has no Liability which would be required by GAAP to be provided or reserved against on a balance sheet except for: (i) Liabilities provided for or reserved against in the Financial Statements; and (ii) Liabilities which have been incurred by the Company subsequent to the date of the Balance Sheet in the Ordinary Course and that are not, individually or in the aggregate, material to the Business or the Company.

3.9 Sufficiency of and Title to Assets.

(a) Upon consummation of the transactions contemplated hereby, the Company will have good and marketable title in and to its assets, free and clear of any Encumbrances, except for Permitted Encumbrances.

(b) The Company’s assets, along with the services to be provided pursuant to the Transition Services Agreement, are sufficient to conduct the Business as conducted by the Company, and there are no assets used in the Business as conducted by the Company and as presently planned to be conducted by the Company that are owned by Manitex other than through the Company.

3.10 Inventory.

(a) Except as set forth on Disclosure Schedule 3.10, all raw material, work in process and finished goods inventory of the Business (the “Inventory”) is located at 701 East Rose Street, Elk Point, South Dakota 57025.

(b) Since the August 31, 2015, the Inventory has been maintained in the Ordinary Course. The Inventory is owned free and clear of all Encumbrances, except Permitted Encumbrances. The Inventory consists, in all material respects, of items of a quality useable or saleable in the Ordinary Course.

3.11 Absence of Certain Developments. Except as set forth in Disclosure Schedule 3.11, since August 31, 2015 the Business has been conducted in the Ordinary Course and the Company has not:

(a) suffered a Material Adverse Effect or experienced any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) amended its certificate or articles of organization or operating agreement (whether by merger, consolidation or otherwise);

(c) effected any split, combination or reclassification of any shares of capital stock or other equity interests of the Company or made any declaration, set aside or payment of any dividend or other distribution (whether in cash, equity interests or property or any combination thereof) in respect of the equity interests of the Company;

(d) sold, leased, licensed or transferred, or created any Encumbrance on, any portion of its assets or property material to the Business, except for sales of Inventory and transfers of cash in payment of trade payables, all in the Ordinary Course;

(e) acquired (by merger, consolidation, acquisition of equity interests or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses of the Company, other than supplies in the Ordinary Course;

(f) made any loans, advances or capital contributions to, or investments in, any other Person, other than in the Ordinary Course;

(g) suffered any loss, or any interruption in use, of any assets or property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or act of God;

(h) entered into, amended or modified any Contract that limits or otherwise restricts in any material respect the conduct of the Company or the Business or that could, after the Closing Date, limit or restrict in any material respect the Business, the Company or Buyer or any Affiliates of the Company or Buyer, from engaging or competing in any line of business, in any location or with any Person.

(i) entered into, amended, modified or terminated any Material Contract or waived, released or assigned any material rights, claims or benefits of the Company or the Business;

(j) waived any right or cancelled or compromised any material debt or claim,

(k) incurred any capital expenditures or any Liabilities with respect thereof, except for those disclosed to the Buyer prior to the date hereof;

(l) made any payment or increase in the bonus, salary or other compensation or fringe benefits of any officer or employee of the Company, other than in the Ordinary Course;

(m) instituted or amended any employee benefit program or fringe benefit program with respect to the employees of the Company, other than as required by applicable Law;

(n) borrowed any money or issued any bonds, debentures, notes or other corporate securities evidencing money borrowed;

(o) settled, or offered or proposed to settle, any material Legal Proceedings involving or against the Company or the Business;

(p) made, changed or revoked any material Tax election; made any change (or made any request to any Taxing Authority to change) any aspect of the Company’s method of accounting for Tax purposes; made any waiver or requested an extension of any statute of limitations in respect of Taxes or the period within which an assessment or reassessment of Taxes may be issued; amended any Tax returns or filings of claims for Tax refunds; entered into any closing agreement, settlement of any Tax claim, audit or assessment; or surrendered any right to claim a Tax refund, offset or other reduction in Liability for Taxes;

(q) accelerated, advanced or otherwise collected any accounts receivable, notes receivable or other receivables other than in the Ordinary Course;

(r) to Manitex’s Knowledge, taken any action that would make any representation or warranty hereunder, or failed to take any action necessary to prevent any representation or warranty hereunder from being, inaccurate in any material respect at the Closing Date;

(s) made any material change to its accounting methods, principles or practices;

(t) without limitation by the enumeration of any of the foregoing, entered into any material transaction outside of the Ordinary Course; or

(u) agreed, resolved or committed to do any of the foregoing.

3.12 Taxes.

(a) The Company has filed or caused to be filed on a timely basis all material Tax Returns required to be filed by the Company, and all such Tax Returns are true, correct and complete in all material respects. All Taxes due and payable by the Company (whether or not shown on any Tax Return) have been paid. No claim has ever been made by a Tax Authority in a jurisdiction where any of the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. All Taxes which the Company are obligated to withhold from amounts owing to any employee, independent contractor, creditor, shareholder or other third party have been fully paid or accrued on the Closing Balance Sheet. There are no Encumbrances for Taxes with respect to any of the assets or properties of the Company other than Permitted Encumbrances.

(b) Except as set forth on Disclosure Schedule 3.12(b), no Tax Return of the Company is under audit or examination by any Tax Authority, and no notice, written or otherwise, of such an audit or examination has been received by the Company, and to Manitex’s Knowledge, no such audit or examination is pending.

(c) The Company (i) is not and has not been a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than such agreements that relate primarily to non-Tax matters and with respect to which the payment of Taxes is an ordinary or customary term), (ii) is not subject to any private letter ruling of the IRS or any comparable rulings of any taxing authority, (iii) has not been a member of an affiliated group filing a consolidated, combined, unitary or similar income Tax Return, (iv) has no liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6(a) or any other comparable provision of state, local or foreign Tax law, (v) is not bound by, has not agreed to and is not required to make any adjustments pursuant to Section 481(a) of the Code or any other similar provision of law (and, to Manitex’s Knowledge, no taxing authority has proposed any such adjustment) nor has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the Company and (vi) has not executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of law.

(d) The Company has not participated or engaged in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) (other than subsection (5) thereof).

(e) The Company will not be required to include in income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under either Section 481(a) or 482 of the Code (or any corresponding or similar provision of federal, state, local or foreign Tax law) by reason of a change in method of accounting or otherwise for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of federal, state, local or foreign Tax law); (iv) prepaid amount received on or prior to the Closing Date; or (v) election under Section 108(i) of the Code (or any corresponding or similar provision of federal, state, local or foreign Tax law).

(f) The Company is not nor has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.

(g) Manitex is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations promulgated thereunder.

(h) Since the Conversion, Manitex has treated the Company as a partnership or disregarded entity for U.S. federal income Tax purposes. The Company has not filed, and Manitex has not caused the Company to file, any election pursuant to Treasury Regulations Section 301.7701-3(b) to be treated as an entity other than a partnership or disregarded entity.

3.13 Litigation. There are no Legal Proceedings pending or, to Manitex’s Knowledge, threatened (and, to Manitex’s Knowledge, the Company has received no notice of any such Legal Proceedings) against the Company, or any of the Company’s officers or directors, with respect to or affecting the Company’s operations, the Business or its assets, or with respect to the consummation of the transactions contemplated hereby, except for those Legal Proceedings that are set forth on Disclosure Schedule 3.13. The Company is not subject to any order, judgment, writ, injunction or decree of any court or Governmental Entity or regulatory authority or body or arbitration award (excluding any such matters of general applicability or applicable to entities situated similarly the Company rather than to it specifically) or agreement entered into in any administrative, judicial or arbitration proceedings with any Governmental Entity.

3.14 Properties.

(a) Disclosure Schedule 3.14(a) sets forth a list of all real property which the Company owns, leases, subleases, licenses or otherwise uses or has an interest in as of the date hereof (the “Real Property”). The Company has good and valid (and, in the case of owned real property, good and marketable fee simple) title to, or a valid leasehold, subleasehold, license or other interest in, all the Real Property. All such Real Property is free and clear of Encumbrances, except for Permitted Encumbrances. The Real Property described on Disclosure Schedule 3.14(a) includes all Real Property that is necessary for the conduct of the Business in the Ordinary Course. With respect to all of the owned Real Property:

(i) Neither Manitex nor the Company has received written notice, or are otherwise aware, of any pending or threatened condemnation of all or any portion of the Real Property;

(ii) To Manitex’s Knowledge, there are no persons in possession or occupancy of the Real Property, or any part thereof, nor are there any persons who have possessory rights with respect to the Real Property or any part thereof, except for the Company; and

(iii) There are no Material Contracts affecting the operation of the Real Property (including without limitation management, maintenance, service, supply, purchase, consulting, advertising, promotion, public relations and construction contracts, agreements, commitments, guarantees and warranties) which will survive the Closing and be binding upon the Company.

(b) Disclosure Schedule 3.14(a) sets forth a list of all leases and subleases with respect to personal property pursuant to which the Company is a lessee or sublessee or by which it is otherwise bound as of the date hereof (the “Leased Personal Property”). The Company has a valid leasehold interest in the Leased Personal Property free and clear of all Encumbrances, other than Permitted Encumbrances. Each of the leases and subleases set forth on Disclosure Schedule 3.14(a) is legal, valid and binding on the Company and, to Manitex’s Knowledge, the other party thereto, except to the extent the legal, valid and binding nature of such leases is effected by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, or (ii) general principles of equity (other than lack of good faith and fair dealing, undue delay, laches, waiver, estoppel, unclean hands, misrepresentation or duress).

(c) The Company has good and marketable title to (or a valid leasehold interest in or other right to use, as the case may be) the tangible personal property shown to be owned by it on the Balance Sheet, free and clear of all Encumbrances, other than Permitted Encumbrances.

(d) All tangible personal property used in the conduct of the Business is, taken as a whole, in reasonable operating condition and repair, normal wear and tear excepted, is adequate for the uses to which it is being put in the Ordinary Course and has been maintained in accordance with normal industry practice.

3.15 Material Contracts.

(a) Disclosure Schedule 3.15(a) sets forth a list of all Contracts that:

(i) provide for the employment for any period of time whatsoever, or are in regard to the employment, or restrict the employment, of any employee of the Company;

(ii) are consulting agreements;

(iii) are collective bargaining agreements;

(iv) provide for the payment by the Company of severance benefits, retention bonuses or sale bonuses to any employee;

(v) relate to a Plan or contract or arrangement with respect to Benefit Plans;

(vi) are for the purchase of materials, supplies, goods, services, equipment or other tangible assets that cannot be terminated on not more than 90 days’ notice or without payment of any penalty;

(vii) are leases or subleases, either as lessee or sublessee, lessor or sublessor, of personal property or intangibles, where the lease or sublease provides for an annual rental amount in excess of $50,000 or has an unexpired term as of the Closing Date in excess of one year;

(viii) any partnership, joint venture or other similar Contract;

(ix) any Contract relating to Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(x) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of equity interests, sale of assets or otherwise);

(xi) any option, license, franchise or similar Contract;

(xii) any agency, dealer, sales representative, marketing or other similar Contract;

(xiii) restrict in any manner the Company’s right to compete with any other Person, restricting the Company’s right to sell to or purchase from any other Person, restricting the right of any other party to compete with the Company or the ability of such Person to employ any of the Company’s employees;

(xiv) are between the Company, on the one hand, and Manitex or any of its Affiliates, on the other hand;

(xv) contract for the advertisement, display or promotion of any products or services, which cannot be cancelled by the Company without payment or penalty upon notice of thirty (30) days or less;

(xvi) relate to any borrowing of money or full or partial guarantee for the borrowing of money or any other Liability;

(xvii) any other agreements which provide for the receipt or expenditure of more than $25,000 that are outside of the Ordinary Course; or

(xviii) any other Contract not made in the Ordinary Course that is material to the Business (Contracts listed in (i)-(xviii), together, the “Material Contracts”).

(b) Except as set forth on Disclosure Schedule 3.15(b): (i) each Material Contract is a legal, valid and binding obligation of the Company and, to Manitex’s Knowledge, is in full force and effect; and (ii) the terms of all Material Contracts have been complied with in all material respects by the Company and, to Manitex’s Knowledge, by the other parties to such Material Contracts. To Manitex’s Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a violation or breach of, or give the Company or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any Material Contract.

(c) Except as set forth on Disclosure Schedule 3.15(c), the Company is not a party to, subject to or bound by any Material Contract, that would require the consent of a third party, be breached or violated, give any Person any right of termination, amendment, modification suspension, revocation, its obligations thereunder accelerated or increased (whether or not with notice or lapse of time or both) or give rise to a right of first offer or first refusal by the execution, delivery or performance by Manitex of this Agreement or the consummation of the transactions contemplated by this Agreement.

(d) The Company has not received any written notice of, and to Manitex’s Knowledge there is not, any intention to terminate, repudiate or disclaim any Material Contract to which it is a party.

3.16 Licenses and Permits. Disclosure Schedule 3.16 contains a list of, and the Company possess, all material licenses, permits, registrations and approvals of any Governmental Entity (the “Permits”) that are required in order for the Company to conduct their Business as presently conducted. Manitex have made available complete and accurate copies of each Permit to Buyer. Except as set forth on Disclosure Schedule 3.16, (i) the Permits are valid and in full force and effect, (ii) the Company is not in default under, and, to Manitex’s Knowledge, no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (iii) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

3.17 Compliance with Laws. The Company is not in violation of, has not since December 31, 2012 violated, and to Manitex’s Knowledge, is not under investigation with respect to and has not been threatened to be charged with or given notice of any material violation of, any applicable Law (including those relating to health and safety from actual or alleged exposure to Hazardous Materials and Laws relating to bribery and corruption, including the U.S. Foreign Corrupt Practices Act).

3.18 Environmental Matters. Except as set forth in Disclosure Schedule 3.18: (i) the Company is and since January 1, 2010 has been in compliance in all material respects with all applicable Environmental Laws and Environmental Permits; (ii) the Company has all material Environmental Permits necessary to conduct the Business as presently conducted and Disclosure Schedule 3.18 contains a complete and accurate list of all such Environmental Permits; (iii) there is no civil, criminal or administrative action, suit, citation, summons, investigation or proceeding pending or, to Manitex’s Knowledge, threatened (and, to Manitex’s Knowledge, the Company has received no notice of any civil, criminal or administrative action, suit, citation, summons, investigation or proceeding) against the Company relating to or arising from any Environmental Laws, relating to any Hazardous Materials, or relating to personal injury or property damage claims or suits from the actual or alleged exposure to any Hazardous Material; (iv) since January 1, 2010, the Company has not received any notice from any Governmental Entity or other Person asserting that any condition exists at any of the Company’s current or former facility locations that constitutes or has resulted in a violation of any Environmental Law or that there has been a Release of Hazardous Materials in violation of Environmental Laws or in such a manner that the Company could reasonably be expected to incur a material Liability; and (v) there have been no Releases of Hazardous Materials at any current or, to Manitex’s Knowledge, former Company facility locations, nor have there been any Releases offsite of any Hazardous Materials generated or used by the Company, that could give rise to any material Liability.

3.19 Intellectual Property.

(a) Disclosure Schedule 3.19(a) sets forth a list of the following Intellectual Property that is owned by the Company and currently used in the conduct of the Business: (i) issued patents and pending applications for patents; (ii) registered trademarks, pending applications for trademarks; and (iii) registered copyrights and pending applications for copyrights. The Company has made all necessary filings and paid all necessary registration, maintenance and renewal fees for the purpose of maintaining the Intellectual Property listed on Disclosure Schedule 3.19(a).

(b) Except as set forth on Disclosure Schedule 3.19(b), the Company is the owner of all right, title and interest to the items set forth on Disclosure Schedule 3.19(a), all Intellectual Property that is used in the conduct of the Business, and all of the Company’s licenses to the Intellectual Property that is licensed by the Company and used in the conduct of the Business, in all such cases free and clear of all Encumbrances, except Permitted Encumbrances.

(c) Except as provided on Disclosure Schedule (c), all Intellectual Property owned by the Company and material to the operation of the Business (i) was developed by employees of the Company within the scope of their employment; (ii) was developed by independent contractors who have entered into written agreements with the Company that assigned and/or licensed any Intellectual Property developed to the Company; or (iii) is owned by the Company or, to Manitex’s Knowledge, the Company has the right to use the Intellectual Property in the manner used by the Company as of the Closing Date.

(d) Except as set forth on Disclosure Schedule 3.19(d), since January 1, 2010, the Company has not received any written notice that they are infringing the Intellectual Property of any other Person, and to Manitex’s Knowledge, the Company does not presently infringe the Intellectual Property of any other Person. To Manitex’s Knowledge, as of the Closing Date (i) no Intellectual Property owned by the Company or (ii) Intellectual Property licensed by the Company that is material to the Business, is being infringed or misappropriated by a third party.

(e) To Manitex’s Knowledge, the Company is in compliance and as of the last three (3) years has been in compliance in all material respects with all Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company.

(f) The Company has taken commercially reasonable steps necessary to protect the confidentiality of any trade secrets material to the Business.

3.20 Insurance. Disclosure Schedule 3.20 contains a list and description (including insurer, coverages, deductibles, limitations and expiration dates) of all insurance policies (including fire and casualty, general liability, theft, life, workers’ compensation, directors and officers, business interruption and all other forms of insurance) which are owned by Manitex and name the Company as an insured (or loss payee), including without limitation those which pertain to the Company’s respective assets, employees or operations. The Company does not maintain any such insurance policies on its own. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid and Manitex and the Company have otherwise complied in all material respects with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) have been in effect since January 1, 2011 and remain in full force and effect. To Manitex’s Knowledge, such policies and bonds are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Business.

3.21 Labor Matters.

(a) Except as set forth on Disclosure Schedule 3.21(a), there is no controversy existing, pending or to Manitex’s Knowledge threatened (and, to Manitex’s Knowledge, the Company has received no notice of any controversy) with any association or union or collective bargaining representative of the Company’s employees nor has any such labor controversy occurred within the past three years.

(b) Except as set forth on Disclosure Schedule 3.21(b), there is no charge or complaint relating to an unfair labor practice pending against the Company nor is there any labor strike, work stoppage, material grievance or other labor dispute pending or, to Manitex’s Knowledge, threatened (and, to Manitex’s

Knowledge, the Company has received no notice of any charge, complaint, labor strike, work stoppage, material grievance or other labor dispute) against the Company nor has any such labor controversy occurred within the past three years.

(c) Except as set forth on Disclosure Schedule 3.21(c), there are no collective bargaining, works council and similar agreements between the Company or any employers’ or trade association of which the Company is a member and any trade union, staff association or other body representing the Company Employees, and no representation question has been raised respecting any Company Employee within the past two years, nor to Manitex’s Knowledge are there any campaigns being conducted to solicit cards from Company Employees to authorize representation by any labor organization.

(d) Except as set forth on Disclosure Schedule 3.21(d), there are no pending workers’ compensation claims involving the Company.

(e) During the past three (3) years, the Company has been and is in compliance with all labor and employment laws, regulations, ordinances and other requirements, including without limitation the National Labor Relations Act, the Fair Labor Standards Act of 1938, as amended (the “Fair Labor Standards Act”), Title VII of the Civil Rights Act of 1964 as amended, Executive Order 11246, the Occupational Safety and Health Act, the Americans with Disabilities Act (the “ADA”), wage payment statutes, unemployment insurance statutes and worker exposure, safety and health statutes.

(f) Disclosure Schedule 3.21(f) sets forth a true and complete list of the names, titles, hire date, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the lease and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity of all officers or other employees of the Company (each, a “Company Employee”). The transactions contemplated by this Agreement are not reasonably likely to result in any circumstances that would entitle any Company Employee to terminate his or her employment for “good reason” under any Benefit Plan.

(g) To the Knowledge of Manitex, no person who was engaged by the Company as an independent contractor or in any other non-employee capacity should be characterized as or will be deemed to be an employee of the Company under applicable Law, including for purposes of federal, state, and local income taxation, workers’ compensation, unemployment insurance and Benefit Plan eligibility.

(h) In the three (3) years prior to the Closing Date, Manitex has not effectuated (i) a “plant closing” (as defined by the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (ii) a “mass layoff” (as defined by the WARN Act) affecting any site of employment or facility of the Company.

(i) Except as set forth in Disclosure Schedule 3.21(i), in the two (2) years prior to the Closing Date, to the Knowledge of Manitex, the Company has not been the subject of (i) any written claim by a Company Employee of sexual harassment, employment discrimination, or failure to comply with the ADA (or similar state Law) or (ii) any action, suit, proceeding, administrative claim or arbitration brought by a Company Employee alleging unlawful termination.

3.22 Employee Benefit Matters.

(a) Disclosure Schedule 3.22(a)(i) sets forth each employee benefit plan, as defined in Section 3(3) of ERISA, and any employment, retention, change of control, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for cash or equity compensation, profit-sharing, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health, medical, dental, vision, prescription or fringe benefits, Code section 125 plans, disability and sick leave benefits, and post-employment or retirement benefits, in each case which is maintained, administered, sponsored or contributed to by Manitex or any ERISA Affiliate and covers any employee or former employee of the Company (“Benefit Plans”). The Company does not maintain or sponsor any of its own Benefit Plans. Except as set forth on Disclosure Schedule 3.22(a)(ii), with respect to each Benefit Plan sponsored by Manitex in respect of Company Employees, Manitex has afforded Buyer the opportunity to obtain a true and complete copy of: (i) all material documents setting forth the terms of each Benefit Plan, including all amendments thereto; (ii) if applicable, the most recent summary plan description and any summary of material modifications; (iii) if applicable, the most recent copies of Forms 5500 with all attachments for the last three years; (iv) the most recent determination or qualification letter from the IRS, if applicable, and (v) any trust agreements, insurance contracts or other funding contracts relating to each Benefit Plan.

(b) Each Benefit Plan has been established, maintained, funded and administered in compliance with the Code, ERISA, any other applicable Law and its governing documents. All contributions, reimbursements and premium payments due prior to the Effective Time to any Benefit Plan have been timely made and all contributions, reimbursements and premium payments for any period ending on or before the Effective Time that are not yet due have been made or properly accrued.

(c) Disclosure Schedule 3.22(c) identifies each of the Benefit Plans that is intended to meet the requirements of Section 401(a) of the Code (the “Qualified Plans”). With respect to the Qualified Plans, all IRS qualification determination letters remain in effect and, to Manitex’s Knowledge, nothing has occurred since the date of such determination letter that could reasonably be expected to give the IRS grounds to revoke such determination letter or otherwise materially affect the qualified status of any Qualified Plan. No issue concerning qualification of any Qualified Plan is pending before or, to Manitex’s Knowledge, threatened (and, to Manitex’s Knowledge, the Company has received no notice of any issue) by, the IRS, except for routine requests for determination and qualification.

(d) Neither Manitex nor any ERISA Affiliate of Manitex and any predecessor thereof sponsors, maintains or contributes to (or has any obligation to contribute to), or has in the past sponsored, maintained or contributed to (or had any obligation to contribute to), and no Benefit Plan is (i) a plan subject to Title IV of ERISA or (ii) a multiemployer plan, as defined in Section 3(37) of ERISA.

(e) Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code and Treasury Regulation §1.409A-1(a)) and is otherwise subject to the requirements under Section 409A of the Code (each, a “409A Plan”) since January 1, 2005 has been operated in good faith operational compliance and, for all periods after December 31, 2008, in documentary compliance with Section 409A of the Code. The Company does not have any contractual obligation to make any gross-up, make-whole, or other additional payment with respect to taxes, interest, or penalties imposed under Section 409A or 4999 of the Code.

(f) Except as set forth in Disclosure Schedule 3.22(f), the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, will not (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment becoming due to any employee, officer, manager, stockholder, or independent contractor of the Company (whether current, former or retired) or their beneficiaries, (ii) increase any benefits otherwise payable under any Benefit Plans, (iii) result in the acceleration of the time of payment or vesting of any such benefits or (iv) result in the incurrence or acceleration of any other obligation related to the Benefit Plans or to any employee, officer, manager, stockholder, or independent contractor of the Company, or otherwise, that would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

3.23 Customers and Suppliers. Disclosure Schedule 3.23 sets forth a complete list of the ten (10) largest customers of the Company on the basis of revenues during the twelve (12)-month period ended September 30, 2015 (the “Top Customers”), and the ten (10) largest suppliers or vendors of the Company, on the basis of expenses incurred during the twelve (12)-month period ended September 30, 2015 (the “Top Suppliers”). To Manitex’s Knowledge, the Company has received no indication from any of the Top Customers or Top Suppliers of an intention to terminate its business relationship with the Company or to limit or alter its business relationship with the Company in any material respect. The Company is not a party to any contract with any Governmental Entity or any agency thereof.

3.24 Related Parties Transactions. Since January 1, 2012, except as set forth on Disclosure Schedule 3.24, the Company has not entered into any agreements, contracts, arrangements or other business relationships with any of the Company’s present and former directors, managers, officers, members, shareholders, partners, and their respective Affiliates (the “Related Parties”) other than normal employment arrangements and Benefit Plans. Except as asset forth on Disclosure Schedule 3.24 the Company is not owed and does not owe any amount from or to the Related Parties (excluding employee compensation and other ordinary incidents of employment). Except as asset forth on Disclosure Schedule 3.24 no property or interest in any property (including designs and drawings concerning machinery) which relates to and is or will be necessary or useful in the present or currently contemplated future operation of the Business, is presently owned by or leased by or to any Related Party.

3.25 Receivables. All accounts receivable, notes receivable and other receivables (other than receivables collected since the Balance Sheet Date) reflected on the Balance Sheet are, and all accounts and notes receivable arising from or otherwise relating to the Business at the Closing Date will be, valid, genuine and, to Manitex’s Knowledge, collectible in all material respects in the aggregate amount thereof, subject to normal and customary trade discounts, less any reserves for doubtful accounts recorded on the Balance Sheet. No counterclaims, defenses or offsetting claims with respect to such accounts, notes receivables or other receivables are pending or, to Manitex’s Knowledge, threatened. All accounts receivable, notes receivable and other receivables arising out of or relating to the Business at the Balance Sheet Date have been included in the Balance Sheet, and all accounts receivable, notes receivable and other receivables arising out of or relating to the Business as of the Closing Date will be included in the books and records of the Company.

3.26 Books and Records. All books, records and accounts of the Company are made and kept in reasonable detail by the Company and accurately and fairly reflect the transactions and dispositions of its assets. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.27 Foreign Corrupt Practices Act and Export Controls.

(a) The Company has not, and to the Knowledge of Manitex, no Person associated with the Company or Manitex, including any of their advisors or Representatives, has, offered or given anything of value to: (i) any official, member, employee or customer of a Governmental Authority, any political party or official thereof, or any candidate for political office; (ii) any customer or advisor to or influencer of any customer, (iii) any member of the government; or (iv) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer, or advisor to or influencer of any customer, member of the government or candidate for political office for the purpose of the following: (A) influencing any action or decision of such Person, in his or its official capacity, including a decision to fail to perform his or its official function; (B) inducing such Person to use his or its influence with any government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person; (C) securing any improper advantage; (D) where such payment is or was contingent upon the award of any Contract to the Company by a Governmental Authority or that would otherwise be in violation of any applicable Law; or (E) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person. The Company has made all payments to third parties by check mailed to such third parties’ principal place of business or by wire transfer to a bank located in the same jurisdiction as such party’s principal place of business. Each such transaction is (and has been since inception) properly and accurately recorded on the books and records of the Company and each document upon which such entries in each of the Company books and records are based is complete and accurate in all material respects. The Company maintains systems of internal accounting controls adequate to insure that the Company maintains no off-the-books accounts and that the Company’s assets are used only in accordance with the Company’s management directives.

(b) As used herein, “International Trade Laws and Regulations” means all applicable Law concerning the importation of merchandise, the export or reexport of products, services and technology, the terms and conduct of international transactions, making or receiving international payments and the authorization to hold an ownership interest in a business located in a country other than the United States, including but not limited to, the Tariff Act of 1930 as amended and other laws administered by the United States Customs Service, regulations issued or enforced by the United States Customs Service, the Export Administration Act of 1979 as amended, the Export Administration Regulations, the International Emergency Economic Powers Act, the Arms Export Control Act, the International Traffic in Arms Regulations, any other export controls administered by an agency of the U.S. Government, Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Persons, the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the United States Foreign Corrupt Practices Act, the antiboycott regulations administered by the United States Department of Commerce, the antiboycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement, antidumping and countervailing duty laws and regulations, laws and regulations by other countries concerning the ability of U.S. Persons to own businesses and conduct business in those countries, laws and regulations by other countries implementing the OECD Convention on Combating Bribery of Foreign Officials, restrictions by other countries on holding foreign currency and repatriating funds and other laws and regulations adopted by the governments or agencies of other countries relating to the same subject matter as the United States statutes and regulations described above.

(c) Except as set forth in Disclosure Schedule 3.27(c):

(i) the Company is in compliance with all applicable International Trade Laws and Regulations and there are no Actions pending or expected or, to Manitex’s Knowledge, threatened against, the Company by any Governmental Authority under any International Trade Laws and Regulations;

(ii) the Company has prepared and timely applied for all import and export licenses required in accordance with International Trade Laws and Regulations for the conduct of the Business;

(iii) the Company has made available to Buyer true and complete copies of all issued and pending licenses, including import and export licenses, and all documentation required by, and necessary to evidence compliance with, all International Trade Laws and Regulations;

(iv) the Company has not, except as otherwise permitted by Applicable Law, maintained employees or assets of any kind in Cuba, Iraq, Iran, Libya, North Korea, Sudan, Syria, or any other country against which the United States maintains, or has maintained during the last five (5) years, economic sanctions or embargoes and the Company does not currently maintain, nor has at any time in the past maintained, employees or assets of any kind in any jurisdiction outside of the U.S., except as permitted by applicable Law; and

(v) the Company has at all times been in compliance with all applicable Laws relating to export control and trade embargoes, and has not, except in accordance with applicable Law, provided, sold to, or otherwise transferred products, software, technology, or services, directly or indirectly, to (A) Cuba, Iraq, Iran, Libya, North Korea, Sudan, Syria or any other country against which the United States maintains or has maintained during the last five (5) years, economic sanctions or embargoes, (B) any instrumentality, agent, entity, or individual that is acting on behalf of, or directly or indirectly owned or controlled by, any Governmental Authority of such countries, (C) nationals of such countries, or (D) any organization, entity, or individual appearing on a United States Government list of parties with whom companies are prohibited from transacting.

3.28 Brokers, Finders. Except for any fee payable by Manitex to ROTH Capital Partners in connection with the Closing, no finder, broker, agent, or other intermediary acting on behalf of Manitex or its Affiliates is entitled to a commission, fee, or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

3.29 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III (as modified by the Disclosure Schedule), Manitex expressly disclaims any other representations or warranties of any kind or nature, express or implied.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby makes the following representations and warranties to Manitex, each of which is true and correct on the date hereof and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein.

4.1 Existence and Power.

(a) Buyer has the company power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b) Buyer is duly organized, validly existing and in good standing under the laws of Missouri.

(c) No permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Entity or regulatory authority or third party is required in connection with the execution, delivery or performance of this Agreement by Buyer, or the consummation by Buyer of the transactions contemplated hereby. The transactions contemplated hereby will not: (i) violate any order, ruling, writ, judgment, or decree of any Governmental Entity applicable to Buyer; or (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time of both) a default, or give rise to any right of termination, cancellation, maturation, or acceleration of any Liability or obligation, under any of the terms, conditions or provisions of any note, bond, mortgage, license, contract, agreement or other instrument or obligation to which Buyer is a party.

4.2 Valid and Enforceable Agreement; Authorization. This Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general principles of equity. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary action on the part of Buyer. Buyer has full company authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

4.3 Conflicts Under Governing Documents or Laws. Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of Buyer’s articles of organization or operating agreement, or of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or Governmental Entity or of any arbitration award to which Buyer is a party or by which Buyer is bound.

4.4 Investment Purpose. Buyer is acquiring the Units solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Units are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Units may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Units for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

4.5 Brokers, Finders. No finder, broker, agent, or other intermediary acting on behalf of Buyer or any of its Affiliates is entitled to a commission, fee, or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

4.6 Litigation. There are no actions, suits, proceedings, orders or investigations pending or, to Buyer’s knowledge, threatened against Buyer or any of its Affiliates, at law or in equity, which if adversely determined would have a material adverse effect on Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby. There are no injunctions, decrees or unsatisfied judgments outstanding against or related to Buyer which could interfere with Buyer’s ability to consummate the transactions contemplated by this Agreement.

4.7 Financial Capability. Buyer will have at Closing sufficient funds available to deliver the Purchase Price and to consummate the transactions contemplated by this Agreement.

4.8 Independent Investigation.

(a) In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby and thereby, other than reliance on the representations, warranties, covenants and obligations of Manitex set forth in this Agreement. Buyer has relied solely on its own investigation, analysis and evaluation of the Company (including Buyer’s own estimate and appraisal of the value of the financial condition, assets, operations and prospects of the Company). Buyer confirms to Manitex that Buyer is sophisticated and knowledgeable of the business of the Company and is capable of evaluating the matters set forth above. WITHOUT LIMITING THE FOREGOING, BUYER ACKNOWLEDGES THAT EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, MANITEX AND ITS AFFILIATES AND THEIR RESPECTIVE RELATED PERSONS HAVE MADE NO REPRESENTATION OR WARRANTY CONCERNING (I) ANY USE TO WHICH THE COMPANY’S ASSETS MAY BE PUT, (II) ANY FUTURE REVENUES, COSTS, EXPENDITURES, CASH FLOW, RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY, (III) ANY OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE TO BUYER OR ITS AFFILIATES OR RELATED PERSONS (INCLUDING, WITHOUT LIMITATION, ANY INFORMATION, DOCUMENT OR MATERIAL MADE AVAILABLE TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES IN CERTAIN PHYSICAL OR ONLINE “DATA ROOMS”, MANAGEMENT PRESENTATIONS OR ANY OTHER FORM) OR (IV) THE CONDITION OF THE PROPERTY USED BY THE COMPANY.

4.9 In connection with Buyer’s investigation of the Company, Buyer has received from or on behalf of Manitex certain projections, including projected statements of operating revenues and income from operations of the Company for the fiscal year ending December 31, 2015 and for subsequent fiscal years and certain business plan information for such fiscal year and succeeding fiscal years. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts). Accordingly, Manitex does not make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).

4.10 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, neither Buyer nor any other Person makes any other express or implied representation or warranty on behalf of Buyer.

ARTICLE V

COVENANTS OF THE PARTIES

5.1 No Third Party Beneficiaries. No agreement between the parties hereto nor any action by Manitex, the Company, Buyer, or their Affiliates shall be deemed to create any third party beneficiary rights in any employees of Manitex, the Company, Buyer, or any of their Affiliates, and no Person other than the Parties shall have any rights to enforce any provision hereof.

5.2 Books and Records. During the six (6)-year period beginning upon the Closing, Buyer and the Company shall provide Manitex and its Affiliates and their Representatives with reasonable access during normal business hours, to all books and records of the Company with respect to the Business for Pre-Closing Periods not subject to the attorney-client privilege, the work product doctrine, or other similar privilege (unless pursuant to a joint defense or similar agreement), including, but not limited to, accounting and Tax records, sales and purchase documents, notes, memoranda, test records and any other electronic or written data (“Records”) pertaining or relating to the period prior to the Effective Time for any reasonable business purpose, including but not limited to (a) preparing Tax returns, and (b) defending any claim in respect of which a Notice of Claim has been served on Manitex (provided that, solely with respect to lawsuits between the Parties hereto, the requirements of applicable Law, and not this Agreement, shall govern the obligation of the providing party to provide the other party with Records, as defined herein, and other information requested by such other party with respect to such matter). To the extent deemed reasonably necessary by Manitex, Manitex and its Affiliates may retain copies of such Records prior to providing the originals to the providing party, or, as soon as practicable after Closing, Buyer and the Company shall provide to Manitex and its Affiliates copies of all or any portion of such non-privileged Records as requested by such other party.

5.3 Cooperation. After the Effective Time, the Parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments, including contract assignments, and doing any and all such other things as may be reasonably required by the Parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.

5.4 Confidentiality; Announcements.

(a) In addition to the terms and conditions of the Confidentiality Agreement, Buyer acknowledges that, in the course of its investigations of the Company, Buyer and its Affiliates and their Representatives may have become aware of confidential information and non-public documents of Manitex and its Affiliates, and that its use of such confidential information and documents, or communication of such information to third parties, could be detrimental to Manitex and its Affiliates. Buyer covenants that following Closing, all information and documents concerning Manitex and its Affiliates reviewed by Buyer or its

Affiliates or their Representatives in connection with this Agreement or the transactions contemplated hereby to the extent not related to the Business, shall be maintained in confidence and shall not be disclosed or used by Buyer, the Company or their Representatives without Manitex’s prior written consent, unless such information is (i) otherwise publicly available through no breach of this Section 5.4, (ii) required to be disclosed pursuant to law, order or regulation of a court or tribunal or Governmental Entity, or (iii) disclosed to any person that proposes to finance, in whole or in part, the purchase of the Company, solely for the purpose of permitting such party to evaluate the advisability of providing such financing. If Buyer or the Company becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demands, or similar process) or is required by a regulatory body to make any disclosure with respect to Manitex or its Affiliates that is prohibited by this Section 5.4, Buyer will provide Manitex with notice as early as reasonably practicable prior to disclosure (to the extent such notice is not prohibited by law) of such requirement so that Manitex may seek an appropriate protective order or other appropriate remedy.

(b) The Parties agree that no press release or other public statement concerning the negotiation, execution and delivery of this Agreement or the transactions contemplated hereby shall be issued or made without the prior approval of both Manitex and Buyer (which approval shall not be unreasonably withheld), except as required by the rules of any national securities exchange, national securities association or over-the-counter market, foreign or domestic, as applicable, or applicable law or regulation (in either case, as set forth in a written opinion of counsel), in which case the Party making such disclosure will first provide to all other Parties the text of the proposed disclosure, the reasons such disclosure is required and the time and manner in which the disclosure is intended to be made. The Parties agree that any initial press release and any Securities and Exchange Commission filing to be made in respect of the transactions contemplated by this Agreement shall be in the form heretofore agreed to by Manitex and Buyer, provided that Buyer’s approval of such items shall not be unreasonably withheld.

5.5 Insurance. The Parties agree that the Company shall not have the benefit of or access to any insurance policies of Manitex or its Affiliates after Closing.

5.6 Use of Names and Marks. Buyer will cause the Company, as soon as reasonably practicable following the Closing, to cease all use of all trademarks, service marks, trade names, corporate names, brand names, domain names, logos, e-mail addresses or other designations comprising or likely to be confused with the marks MANITEX, or MANITEX logos, or any other marks listed on Disclosure Schedule 5.6 in any fashion or combination, as well as eliminate the use of any other designation indicating affiliation with Manitex or any of its Affiliates, including by changing the name of the Company to remove any reference to “Manitex” therefrom, as soon as practicable after the Closing Date but not more than thirty (30) days after the Closing Date; provided, however, that with respect to stationery, checks, contracts, purchase orders, agreements and other business forms and writings, which could result after the Closing Date in a legal commitment of Manitex or any of their Affiliates, Buyer will cause the Company to cease immediately after the Closing Date any use of the designations set forth on Disclosure Schedule 5.6 as well as of any other designation indicating affiliation after the Closing Date with Manitex or any of its Affiliates.

5.7 Director and Officer Liability and Indemnification. For a period of six (6) years after the Closing, Buyer shall not, and Buyer shall not permit the Company to amend, repeal or modify any provision in the certificate of incorporation or bylaws (or other organizational documents) of the Company relating to the exculpation or indemnification of any officers and directors (unless required by Law), it being the intent of the Parties that the officers and directors of the Company shall continue to be entitled to such exculpation and indemnification to the full extent of the law; provided that the Company may amend, repeal or modify any such provision if the Company purchases an insurance policy that provides such officers and directors the same amount of coverage for the same time period as they would have had if the Company had not amended, repealed or modified any such provision.

5.8 Tax Covenants.

(a) All transfer, documentary, sales, use, value-added, gross receipts, stamp, registration or other similar transfer Taxes incurred in connection with the transactions contemplated by the terms of this Agreement and the Conversion, including all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed, payable, collectible or incurred shall be paid 100% by Manitex.

(b) Manitex shall pay, and shall indemnify the Buyer Indemnified Persons harmless against, all Seller Taxes of the Company to the extent such Seller Taxes were not paid prior to Closing or after Closing by Manitex on behalf of the Company. Buyer will pay, and shall indemnify Manitex Indemnified Persons harmless against, all Post-Closing Period Taxes of the Company.

(c) Manitex shall prepare, or cause to be prepared, and file, or cause to be filed, all Income Tax Returns for the Company for all periods ending on or prior to the Closing Date that are required to be filed after the Closing Date. Except to the extent Manitex determines that an Income Tax Return cannot be so prepared and filed without being subject to penalties, each such Income Tax Return of the Company shall be prepared in a manner consistent with past practices employed with respect to the Company. Manitex shall submit all such Income Tax Returns to Buyer at least thirty (30) days prior to the due date for filing such Income Tax Returns, and Buyer shall have the right to review and comment on such Income Tax Returns (and Manitex shall consider the comments of Buyer in good faith). Manitex shall timely pay all Income Taxes owing on Income Tax Returns filed pursuant to this Section 5.8(c). Buyer shall prepare, or cause to be prepared, and file, or cause to be filed, all other Tax Returns for the Company for any taxable period ending on or prior to the Closing Date that are required to be filed after the Closing Date. Unless required by Law or with the express consent of Manitex, Buyer shall not prepare any amended Income Tax Returns with respect to the Company for any Pre-Closing Period. Buyer shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns for any Straddle Period that are required to be filed after the Closing Date. Buyer shall submit all Straddle Period Income Tax Returns to Manitex at least thirty (30) days prior to the due date for filing such Income Tax Returns, and Manitex shall have the right to review and comment on such Straddle Period Income Tax Returns (and Buyer shall consider the comments of Manitex in good faith). Manitex shall pay to Buyer within three (3) days after the date on which Taxes are paid with respect to a Straddle Period an amount equal to the portion of such Taxes that relates to the Pre-Closing Period, except to the extent such Taxes were paid by or on behalf of the Company prior to Closing or by Manitex after Closing.

(d) Any Tax refunds and interest thereon that are received by Buyer, the Company (or the Affiliates of any of them), and any amounts credited against Tax to which Buyer or the Company (or the Affiliates of any of them) become entitled, that related to Pre-Closing Periods shall be for the account of Manitex, and Buyer shall pay over to Manitex any such refund and interest on the amount of any such credit within fifteen (15) days after receipt or entitlement thereto, except to the extent such refund or credit is attributable to a carryback of a loss, deduction, credit or other Tax attribute of the Company (or the Affiliates of any of them) from a taxable period (or portion thereof) beginning after the Closing Date. In the event that any such refund or credit subsequently is disallowed, Manitex shall promptly repay Buyer the amount of any corresponding payment previously paid by Buyer to Manitex pursuant to this Section 5.8(d).

(e) Buyer and Manitex agree to furnish, or cause to be furnished, to each other, upon written notice, as promptly as practical, such information (including reasonable access to books and records) and assistance as is reasonably necessary or reasonably requested for the filing of any Tax Return, preparation of the portion of any financial statement related to Taxes, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. Manitex and Buyer shall retain (and, after the Closing, Buyer shall cause the Company to retain) all Tax Returns and related books and records relating to the Company for Pre-Closing Periods until the later of six months following the expiration of the statute of limitation for such Tax Returns (without regard to extensions), or seven years following the due date for such Tax Returns (without regard to extensions).

(f) In the event Buyer, the Company or any of their Affiliates receives notice (a “Proceeding Notice”) from a Taxing Authority of any audit, examination, claim, adjustment, litigation or other proceeding (a “Proceeding”) with respect to the liability of or with respect to the Company for Taxes for any period for which Manitex is solely liable under Section 5.8(a) or (b), Buyer shall notify Manitex in writing thereof (the “Buyer Notice”) not later than the earlier of (i) 30 days after the receipt by Buyer, the Company or any of their Affiliates of the Proceeding Notice or (ii) 10 days prior to the deadline for responding to the Proceeding Notice; provided, however, that the failure to give the Buyer Notice shall not relieve Manitex of any of its obligations hereunder except to the extent that Manitex is prejudiced by such failure. As to any such Taxes for which Manitex is solely liable under Section 5.8(a) or (b), Manitex shall be entitled, at its expense, to control or settle the contest of such Proceeding, provided (i) Manitex notify Buyer in writing that Manitex desires to do so not later than the earlier of (A) 30 days after receipt of the Buyer Notice or (B) five days prior to the deadline for responding to the Proceeding Notice, (ii) Manitex shall keep Buyer informed regarding the progress and substantive aspects of such contest; (iii) Buyer also may participate in the Proceeding at its own expense and (iv) the settlement of such contest would not increase the Taxes payable by Buyer or any of its Affiliates (including the Company) for any taxable period for which Manitex is not required to indemnify Buyer or the Company (unless Buyer provides written consent to the settlement). The Parties shall cooperate with each other and with their respective Affiliates, and shall consult with each other, in the negotiation and settlement of any Proceeding described in this Section 5.8(f). Buyer shall provide or cause to be provided to Manitex necessary authorizations, including powers of attorney, to control any Proceedings which Manitex is entitled to control pursuant to this Section 5.8(f) and will execute or cause to be executed any documents necessary for Manitex to settle any such Proceeding. Notwithstanding anything in this Agreement to the contrary, to the extent the procedures contained in this Section 5.8(f) conflict with those governing Third Party Claims under Section 7.4, this Section 5.8(f) shall govern with respect to the Tax matters described above.

(g) In the case of a Tax that is payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall be: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 5.8(a)), deemed equal to the amount which would be payable if the taxable period ended on the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Company or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire taxable period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding taxable period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the taxable period ending on the Closing Date and the denominator of which is the number of calendar days in the entire taxable period.

5.9 Employees.

(a) Buyer shall or shall cause the Company to continue to employ each Company Employee who remains employed immediately after the Closing (each, a “Continuing Employee”); provided, however, that neither the foregoing nor any other provision of this Agreement gives any person the right to be employed for any period of time or restricts the right of Buyer or the Company to terminate any person’s employment at any time for any reason. For the one (1)-year period commencing on the Closing Date, Buyer shall or shall cause the Company to provide each Continuing Employee, to the extent such Continuing Employee continues to be employed, with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Closing; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than the target bonus opportunities (excluding equity-based compensation) provided by the Company immediately prior to the Closing; (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by the Company immediately prior to the Closing as described in the plan summaries provided by Manitex to Buyer; and (iv) severance benefits that are no less favorable than the practice, plan or policy than those provided by the Company immediately prior to the Closing as set forth on Disclosure Schedule 5.9(a) to any Continuing Employee who is terminated other than for cause; provided, however, that the terms and conditions of employment of the Continuing Employees who are covered by the Agreement between the Company and United Electrical Radio and Machine Workers of America Local 1187 dated as of February 5, 2013 (the “Labor Agreement”) shall be as set out in the Labor Agreement until such Labor’s Agreement’s expiration, modification or termination in accordance with its terms or applicable Law.

(b) With respect to any employee benefit plan maintained by the Company or Buyer after Closing (collectively, “Buyer Benefit Plans”) in which any Continuing Employee will participate effective as of the Closing, Buyer shall, or shall cause the Company to, recognize all prior service of the Continuing Employees with the Company for vesting and eligibility purposes in any Buyer Benefit Plan in which any such Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that such recognition would result in (i) duplication of benefits, (ii) service credit for benefit accruals under a defined benefit pension plan or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Buyer and its Affiliates generally.

(c) As of the Closing, the Company shall cease to (i) participate in the welfare plans sponsored by Manitex or its Affiliates and (ii) be a participating employer in the Manitex International, Inc. Employees’ 401(k) Plan.

(d) This Section 5.9 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.8(b)5.9, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.8(b)5.9. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.9 shall not create any right in any Employee or any other Person to any continued employment with the Company, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

(e) Buyer shall assume all Liabilities for the provision of notice or payment in lieu of notice and any applicable penalties under the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, et seq., as amended (the “WARN Act”) or any similar applicable Law arising as a result of the transactions contemplated by this Agreement. Buyer hereby indemnifies Manitex and its Affiliates against and agrees to hold each of them harmless from any and all Losses incurred or suffered by Manitex or any of its Affiliates with respect to the WARN Act or any similar applicable Law arising as a result of the transactions contemplated by this Agreement.

(f) Manitex shall make, and hereby indemnifies Buyer for, any payment that becomes due to any employee, officer, manager, stockholder, or independent contractor of the Company (whether current, former or retired) or their beneficiaries which results from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including for the avoidance of doubt, the “stay bonuses” set forth on Disclosure Schedule 5.9(f).

ARTICLE VI

CLOSING DELIVERABLES

6.1 Deliverables of Manitex. On the Closing Date, Manitex shall deliver to Buyer all of the following:

(a) executed counterpart signature pages to this Agreement and the Transition Services Agreement, duly executed by Manitex or its Affiliates, as applicable;

(b) the third party consents, if any, set forth on Disclosure Schedule 6.1(b);

(c) the written resignations effective as of the Closing Date of such directors and officers of the Company as requested by Buyer to resign;

(d) a copy of the Company’s articles of organization issued and certified by the secretary of state of the State of Michigan as of a recent date prior to the Closing Date;

(e) a certificate of good standing of the Company issued prior to the Closing by the secretaries of state of Michigan and South Dakota, respectively;

(f) the minute books and stock records of the Company; and

(g) a non-foreign affidavit from Manitex dated as of the Closing Date, sworn under penalty of perjury and in form and substance as required under Treasury Regulations issued pursuant to Section 1445 of the Code stating that such Manitex is not a “foreign person” as defined in Section 1445 of the Code;

(h) physical possession of all records, tangible assets, licenses, policies, contracts, plans, leases or other instruments owned by or pertaining to the Company which are in the possession of Manitex or any of their Affiliates;

(i) evidence that requests to change the authorizations with respect to all bank accounts maintained by the Company as requested by Buyer have been submitted by the Company;

(j) releases of all liens and other encumbrances and security interests held by the holders of Indebtedness in any of the Company’s assets, including UCC-3 termination statements; and

(k) without limitation by specific enumeration of the foregoing, such other customary documents, instruments or certificates as shall be reasonably requested by Buyer and as shall be reasonably required by Buyer to consummate the transactions contemplated hereby.

6.2 Deliverables of Buyer. Buyer shall have made or tendered, or caused to be made or tendered, delivery to Manitex of the Purchase Price in accordance with Section 2.2 and the following documents:

(a) executed counterpart signature pages to this Agreement and the Transition Services Agreement, duly executed by Buyer or its Affiliates, as applicable;

(b) evidence, in form and substance reasonably satisfactory to Manitex, of the payment in full of each item of Indebtedness of the Company set forth on Disclosure Schedule 6.2(b), in each case, to be in accordance with the relevant payoff letters or other loan payoff documentation received from the respective lenders of such Indebtedness; and

(c) without limitation by specific enumeration of the foregoing, such other customary documents, instruments or certificates as shall be reasonably requested by Manitex and as shall be reasonably required by Manitex to consummate the transactions contemplated hereby.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by Manitex. Subject to the limitations set forth in this ARTICLE VII, Manitex shall indemnify and hold harmless Buyer against and in respect of any and all Losses incurred directly or indirectly, in connection with, arising from or as a result of:

(a) any breach, non-fulfillment or violation of the covenants made in this Agreement by Manitex;

(b) any breach of any of the representations and warranties (determined without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard, including specified dollar thresholds) made in this Agreement by Manitex;

(c) pre-Closing violations of applicable Law by or with respect to the Company or the Business;

(d) any amounts payable pursuant to Section 5.9(f); and

(e) the deferred Tax Liability set forth at line 28 on the Balance Sheet.

Any indemnification provided for under this Section 7.1 shall be deemed also to extend to directors, shareholders, officers and employees (in their capacity as Affiliates) of Buyer and its Affiliates and its and their respective successors and assigns (in all, the “Buyer Indemnified Persons”).

7.2 Indemnification by Buyer. Subject to the limitations set forth in this ARTICLE VII, Buyer shall indemnify and hold harmless Manitex against and in respect of any and all Losses incurred directly or indirectly in connection with, arising from or as a result of:

(a) any breach, non-fulfillment or violation of the covenants made in this Agreement by Buyer or any of its Affiliates; and

(b) any breach of any of the representations or warranties (determined without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard, including specified dollar thresholds) made in this Agreement by Buyer.

Any indemnification provided for under this Section 7.2 shall be deemed also to extend to directors, shareholders, officers and employees (in their capacity as Affiliates) of Manitex and their Affiliates and its and their respective successors and assigns (in all, the “Manitex Indemnified Persons”).

7.3 Notice and Payment of Losses. As promptly as practicable after obtaining knowledge of any Loss, any Person entitled to indemnification under Section 7.1 or Section 7.2 (the “Injured Party”) shall give written notice to the Party liable for such indemnification (the “Indemnifying Party”) specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted (such written notice being hereinafter referred to as a “Notice of Claim”). If the Indemnifying Party disputes such claim of indemnification, it shall notify the Injured Party thereof within thirty (30) days after receipt of the Notice of Claim, whereupon the Injured Party and the Indemnifying Party shall meet and attempt in good faith to resolve their differences with respect to such claim or indemnification. If the dispute has not been resolved within thirty (30) days after the parties first meet to attempt such resolution, either party may initiate litigation in accordance with this Agreement. If the Indemnifying Party does not dispute the Injured Party’s claim of indemnification, the Indemnifying Party shall, to the extent the amount of such claim is known, pay such amount within thirty (30) days after receipt of the Injured Party’s Notice of Claim (or, if the amount of such claim is not then known, promptly after it becomes known).

7.4 Defense of Third Party Claims. If an Injured Party is entitled to indemnification hereunder because of a claim asserted by any claimant (other than an Indemnified Party hereunder) (“Third Party”), the Injured Party shall give a Notice of Claim to the Indemnifying Party promptly after such assertion is actually known to the Injured Party. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party. The Indemnifying Party shall have the right, upon written notice to the Injured Party, and using counsel of the Indemnifying Party’s choice and reasonably satisfactory to the Injured Party, to investigate, secure, contest, or settle the claim alleged by such Third Party (a “Third Party Claim”), in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party, except as set forth below, provided that the Indemnifying Party notified the Injured Party in writing of its election to indemnify the Injured Party with respect to such Third Party Claim; and provided further that the Indemnifying Party will not consent to the entry of any judgment with respect to the matter or enter into any settlement with respect to the matter without the written consent of the Injured Party (not to be withheld or delayed unreasonably) except that the Indemnifying Party shall be entitled to consent to any judgment and/or enter into any settlement without the consent of the Injured Party if such settlement contains an unconditional release by the Third Party of all Liability (including any restriction on the Injured Party’s business, operations or assets) of the Injured Party with respect to such Third Party Claim and the Indemnifying Party has agreed in writing that such Third Party Claim is the subject of indemnity under this ARTICLE VII. The Injured Party may thereafter participate in (but not control) the defense of any such Third Party Claim with its own counsel at its own expense, unless separate representation is necessary to avoid a conflict of interest, in which case such representation shall be at the expense of the Indemnifying Party. If the Indemnifying Party does not elect in writing to defend the Injured Party with respect to such Third Party Claim within thirty (30) days after receiving the applicable Notice of Claim, the Injured Party shall have the right, at its option, to assume and control defense of the matter. If the Indemnifying Party does not so elect to indemnify and assume the defense of any such Third Party Claim, the Injured Party may defend against such claim, in such manner as it may deem appropriate, including, but not limited to, settling such claim, after giving written notice of the same to the Indemnifying Party, on such terms as the Injured Party may deem appropriate; provided that in all cases the Injured Party will not consent to the entry of a judgment or enter into any settlement with respect to the matter without the written consent of the Indemnifying Party (not to be withheld or delayed unreasonably), except that the Injured Party shall be entitled to consent to any judgment and/or enter into any settlement without the consent of the Indemnifying Party if such settlement contains an unconditional release by the Third Party of all liability (including any restriction on the Indemnifying Party’s business, operations or assets) of the Indemnifying Party with respect to such Third Party Claim and the Indemnifying Party has agreed in writing that such Third Party Claim is the subject of indemnity under this ARTICLE VII. The Indemnified Party shall promptly make available to the Indemnifying Party and allow the Indemnifying Party to copy all records, documents and other evidence in the Indemnified Party’s possession that are relevant to the defense of any Third Party Claim, other than privileged documents and subject to the Indemnifying Party’s agreement to keep such information confidential. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party defends or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person.

7.5 Survival of Representations and Warranties. All of the representations and warranties made by any Party in ARTICLE III and ARTICLE IV shall survive for a period of eighteen (18) months following the Closing Date and thereafter to the extent a Notice of Claim is made within such period with respect to any breach of such representation or warranty occurring within such period and set out in such Notice of Claim, until resolved or judicially determined; provided that (i) the representations and warranties set forth in Sections 3.1(a), 3.1(b), 3.1(c), 3.4, 3.5 and 3.28 (each, a “Fundamental Representation” and collectively, the “Fundamental Representations”) and Section 3.12 shall survive the Closing Date until the thirtieth (30th) day following expiration of the statute of limitations applicable to the matters set forth therein and (ii) the representations and warranties set forth in Sections 3.18 and 3.22 shall survive the Closing Date until the third (3rd) anniversary thereof. No party shall be entitled to indemnification for breach of any representation and warranty set forth in ARTICLE III and ARTICLE IV unless a Notice of Claim of such breach has been given to the Indemnifying Party within the period of survival of such representation and warranty as set forth herein.

7.6 Limitation on Indemnification.

(a) The provisions for indemnity under Section 7.1(b) shall be effective only when the Losses for which indemnification is sought exceed $50,000 in the aggregate (the “Indemnification Deductible”), in which case the Injured Party shall be entitled to indemnification of the Injured Party’s Losses only in excess thereof; provided, however, that the Indemnification Deductible shall not apply in any manner whatsoever to any breach of a Fundamental Representation or Section 3.12.

(b) For purposes of the provisions for indemnity under Section 7.1(b), any single Loss that is less than $25,000 shall be disregarded; provided, however, that any series of Losses arising out of the same occurrence or recurring Losses of a similar nature shall be aggregated and treated as a single Loss; provided, further, that this Section 7.6(b) shall not apply to breaches representations and warranties in Section 3.12.

(c) The indemnification obligations of Manitex pursuant to Section 7.1(b) shall be effective only until the dollar amount paid by Manitex in respect of all Losses indemnified against under such Sections aggregates $650,000 (except for Losses resulting from breaches of Fundamental Representations or Section 3.12, as to which the foregoing $650,000 limitation shall not apply); provided, however, that the indemnification obligations of Manitex pursuant to Section 7.1(a) or resulting from breaches of Fundamental Representations shall be effective only until the dollar amount paid by Manitex in respect of such Losses aggregates to an amount equal to the Base Purchase Price.

(d) The indemnification obligations of Manitex under Section 7.1 shall be reduced by any Tax benefit actually realized by such Buyer Indemnified Person in the taxable year in which the claim for indemnification is made which would not, but for such indemnifiable event, be available. Tax benefits and detriments shall be taken into account as and when actually realized. The amount of any such Tax benefit for any Tax period shall be the amount of the actual reduction in Taxes payable to a Tax Authority by such Buyer Indemnified Person with respect to such Tax period as compared to the Taxes that would have been payable to a Tax Authority by such Buyer Indemnified Person with respect to such Tax period in the absence of such Tax benefit.

(e) Each Injured Party shall use its commercially reasonable efforts (consistent with its normal business practices) to collect any amounts available under insurance coverage for any Losses payable under this ARTICLE VII.

(f) Notwithstanding anything herein to the contrary, nothing in this Article VII shall limit Buyer’s rights or remedies for any claims (for indemnification or otherwise) based on fraud by Manitex, the Company or any of their Representatives or Affiliates

7.7 Characterization and Calculation of Indemnity Payments. Any indemnification payments made pursuant to this Agreement shall be considered, to the extent permissible under Law, as adjustments to the Purchase Price for all Tax purposes.

7.8 Exclusive Remedy. The indemnification provisions set forth in this ARTICLE VII shall provide the exclusive remedy for breach of any covenant, agreement, representation or warranty set forth in this Agreement or any other agreement ancillary hereto executed pursuant to this Agreement, other than claims based on fraud or intentional misrepresentation. The Parties may not avoid the limitations on liability set forth in this ARTICLE VII by seeking damages for breach of contract, tort (other than fraud) or pursuant to any other theory or liability; provided, however, that each Party may seek specific performance of any obligation of the other Party.

7.9 Certain Damages. In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” for purposes of this Agreement (including amounts indemnifiable under Sections 7.1 or 7.2) be deemed to include, punitive damages.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1 Notice. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made: (i) when sent to a Party by facsimile or other electronic transmission, addressed to it at its facsimile number or e-mail address specified below, (ii) upon being delivered by courier delivery to the Party for whom it is intended, or (iii) five (5) Business Days after having been deposited in the mail, certified or registered (with receipt requested) and postage prepaid, addressed at the address shown in this Section 8.1, or, as applicable, using such other address, facsimile number or e-mail address as may be designated in writing hereafter by such Party.

If to Buyer or the Company (following Closing):

Utility One Source Forestry Equipment LLC

c/o Utility One Source L.P.

7701 E. 24 Highway

Kansas City, Missouri 64125

E-mail: rmcmonagle@u1source.com

Attention: Ryan McMonagle

With a copy to:

Baker Botts L.L.P.

The Warner

1299 Pennsylvania Avenue NW

Washington D.C. 20004

Fax: 202-585-1051

E-mail: adam.haubenreich@bakerbotts.com

Attention: Adam G. Haubenreich

If to Manitex:

Manitex International, Inc.

9725 Industrial Drive

Bridgeview, Illinois 60455

Telephone: (708) 237-2056

Fax: (708) 430-1335

Email: arooke@manitex.com

Attention: Andrew Rooke

With a copy to:

Bryan Cave LLP

161 North Clark Street, Suite 4300

Chicago, IL 60601

Telephone: (312) 602-5155

Fax: (312) 602-5050

E-mail: jpgoebel@bryancave.com

Attention: John P. Goebel and Todd M. Kaye

8.2 Entire Agreement. This Agreement and the Disclosure Schedules hereto embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relating to such subject matter hereof and thereof.

8.3 Severability. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the Parties as evidenced hereby.

8.4 Assignment; Binding Agreement. This Agreement and various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties hereto and their successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned by Buyer without the prior written consent of Manitex, or by Manitex without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

8.5 Counterparts. This Agreement may be executed by facsimile or other digital means, simultaneously in multiple counterparts or in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

8.6 Expenses. Except as otherwise provided below or elsewhere herein, each Party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants.

8.7 Headings; Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Each reference in this Agreement to an Article, Section, Disclosure Schedule, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Disclosure Schedule attached to this Agreement, respectively. References herein to “days,” unless otherwise indicated, are to consecutive calendar days. All Parties have participated substantially in the negotiation and drafting of this Agreement and agree that no ambiguity herein should be construed against the draftsman. Except as the context may otherwise require, references to “made available” shall mean those documents, agreements and other instruments that were posted in Manitex’s on-line “data room” as of 12:01 a.m. CST on December 28, 2015, or as otherwise provided.

8.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Michigan, without regard to the conflicts of law rules thereof.

8.9 Dispute Resolution. Any disagreement, dispute or claim arising out of or relating to this Agreement which cannot be settled by the Parties shall be settled by arbitration in accordance with the following provisions: (a) the forum for arbitration shall be Chicago, Illinois; (b) governing law shall be the law of the State of Michigan; (c) arbitration shall be administered by the American Arbitration Association; (d) the number of arbitrators shall be three (3), if the parties are not able to agree upon the identity of the arbitrators within ten (10) Business Days after the initiation of an arbitration proceeding, the arbitrators shall be appointed in accordance with the rules of the American Arbitration Association; (e) rules of arbitration shall be the Commercial Arbitration Rules of the American Arbitration Association, as modified by any other instructions that the Parties hereto may agree upon at the time, except that each Party hereto shall have the right to conduct discovery in any manner and to the extent authorized by the Federal Rules of Civil Procedure as interpreted by the federal courts in Michigan; (f) the arbitrators shall not modify the terms of this Agreement; and (g) the award rendered by arbitration shall be final and binding upon the parties hereto, and judgment upon the award may be entered in any court of competent jurisdiction in the United States. Each party retains the right to seek judicial assistance to (i) compel arbitration, (ii) seek interim relief pending arbitration, and (iii) enforce any arbitration award. The parties agree that any such judicial assistance shall be sought solely in a federal court or state court in the State of Illinois.

8.10 Disclosure Generally. All Disclosure Schedules attached hereto are incorporated herein and expressly made part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Disclosure Schedules or in any agreement contemplated hereby shall be deemed to refer to this entire Agreement, including all Disclosure Schedules. If and to the extent any information required to be made available in any Disclosure Schedule is contained in this Agreement or in any other Disclosure Schedule, such information shall be deemed to be included in all of the Disclosure Schedules in which the information would otherwise be required to be included, provided that the applicability of such disclosure to such other Disclosure Schedule is reasonably relevant and apparent on its face. By listing matters on the Disclosure Schedules, neither Manitex nor any of its Affiliates shall be deemed to have established any materiality standard, admitted any Liability, or concluded that any one or more of such matters are material, or expanded in any way the scope or effect of the representations and warranties of Manitex contained in this Agreement. The information contained in the Disclosure Schedules hereto is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever, including of any violation of law or breach of any agreement.

8.11 No Waiver. No disclosure of information made in this Agreement or required to be made pursuant to this Agreement shall be deemed to constitute a waiver of the attorney-client privilege or the work product doctrine, or to the extent such disclosure could be so construed, the Parties shall enter into a mutually acceptable agreement to protect such disclosure.

8.12 Amendment and Waiver. Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

SIGNATURES APPEAR ON THE FOLLOWING PAGE

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first above written.

UTILITY ONE SOURCE FORESTRY EQUIPMENT LLC

By:	Utility One Source L.P.
Its:	Sole Member

By:	/s/ Ryan McMonagle
Name:	Ryan McMonagle
Title:	Chief Financial Officer

MANITEX INTERNATIONAL, INC.

By:	/s/ David J. Langevin
Name:	David J. Langevin
Title:	Chairman and Chief Executive Office

[Purchase Agreement – Signature Page]